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                              UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No.___0______)*

                            St. Jude Medical Inc.
                     ----------------------------------
                              (Name of Issuer)

                                Common Stock
                     ----------------------------------
                       (Title of Class of Securities)

                                79084910
                     ----------------------------------
                              (CUSIP Number)

                              AS OF 12/31/95

   Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7). 1

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        *SEE INSTRUCTION BEFORE FILING OUT!
                               Page 1 of 5 pages


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CUSIP No. 79084910                     13G                 Page 2 of 5 Pages
          ---------                                            ---  ---

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 (1) Names of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

     Provident Investment Counsel, Inc.

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 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
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 (3) SEC Use Only

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 (4) Citizenship or Place of Organization
     Massachusetts
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Number of Shares              (5) Sole Voting
 Beneficially                       Power         3028461
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power         0
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power          3934922
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power          0
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     3934922
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

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(11) Percent of Class Represented by Amount in Row (9)
     5.6%
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(12) Type of Reporting Person*
     CO, IA
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                    *SEE INSTRUCTION BEFORE FILING OUT!
                           Page 2 of 5 pages


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CUSIP No. 79084910                     13G                 Page 3 of 5 Pages
          ---------                                            ---  ---

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 (1) Names of Reporting Person.  S.S. or I.R.S. Identification Nos. of Above
     Persons

     Robert M. Kommerstad (Mr. Kommerstad is no longer a reporting person. See Item 2.)

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 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

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 (4) Citizenship or Place of Organization
     U.S.A.
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                       Power         0
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power         0
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power         0
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power         0
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person 0 IA owns 3934922 shares of common stock. Mr. Kommerstad is no longer a reporting person.
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(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

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(11) Percent of Class Represented by Amount in Row (9)
     0%
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(12) Type of Reporting Person*
     Mr. Kommerstad is no longer a reporting person. See Item 2.
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                    *SEE INSTRUCTION BEFORE FILING OUT!
                           Page 3 of 5 pages

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                                                          Page  4 of  5 Pages
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ITEM 1(A).  NAME OF ISSUER
            St. Jude Medical Inc.
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ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
            One Lillehei Plaza, St. Paul, MN 55117
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ITEM 2(A).  NAME OF PERSON(S) FILING
            This statement is being filed by (i) Provident Investment
Counsel, Inc., a Massachusetts corporation and registered investment adviser ("IA"), and (ii) Robert M. Kommerstad, a shareholder of IA's predecessor, Provident Investment Counsel, a California corporation which was formerly a registered investment adviser ("Former IA"). IA is continuing the business of Former IA, and is a wholly-owned subsidiary of United Asset Management Holdings, which is wholly owned by United Asset Management Corporation ("UAM"). Pursuant to an Acquisition Agreement by and among UAM, Former IA and IA, IA acquired substantially all of the assets of Former IA on February 15, 1995. (the "Acquisition").

            IA's beneficial ownership of the Common Stock is direct as a result of IA's discretionary authority to buy, sell, and vote shares of such Common Stock for its investment advisory clients. Mr. Kommerstad, as a result of the Acquisition, no longer has beneficial ownership of any of the common stock, and is no longer a reporting person.

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ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
            IA's Principal Business Office is located at:
            300 North Lake Avenue, Pasadena, CA 91101-4022.
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ITEM 2(C).  CITIZENSHIP
            IA is a Massachusetts corporation.
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ITEM 2(D).  TITLE OF CLASS OF SECURITIES
            Class A Common Stock
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ITEM 2(E).  CUSIP NUMBER
            79084910
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ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B),
  CHECK WHETHER THE PERSON FILING IS A

    (a) / / Broker or Dealer registered under Section 15 of the Act

    (b) / / Bank as defined in section 3(a)(6) of the Act

    (c) / / Insurance Company as defined in section 3(a)(19) of the Act

    (d) / / Investment Company registered under section 8 of the Investment Company Act

    (e) /X/ Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

    (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

    (g) / / Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G) (Note: See Item 7)

    (h) / / Group, in accordance with Rule 13d-1(b)(1)(ii)(H)

                    *SEE INSTRUCTION BEFORE FILING OUT!
                           Page 4 of 5 pages


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                                                          Page  5  of  5 Pages
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ITEM 4.  OWNERSHIP

    (a) Amount Beneficially Owned:
        IA directly beneficially owns 3934922 shares of Common Stock.
    ---------------------------------------------------------------------------

    (b) Percent of Class:
        5.6%
    ---------------------------------------------------------------------------

    (c) Number of shares as to which such person has:

          (i) sole power to vote or to direct the vote

              IA has the power to vote 3028461 shares.
              No other person has the power to vote such shares.

              IA has no power to vote 906461 shares for
              which it has dispositive power.
              -----------------------------------------------------------------
         (ii) shared power to vote or to direct the vote

              0
              -----------------------------------------------------------------
        (iii) sole power to dispose or to direct the disposition of

               IA has the power to dispose all  3934922 shares for which
               it has direct beneficial ownership. It does not share this power with any other person.
              -----------------------------------------------------------------
         (iv) shared power to dispose or to direct the disposition of

              0
              -----------------------------------------------------------------

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         As a result of the Acquisition, Mr. Kommerstad no longer owns any of the common stock. See Item 2 above. IA's beneficial ownership is described in
Item 4 above.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         IA, a registered investment adviser, has the right or the power to direct the receipt of dividends from Common Stock, and to direct the receipt of proceeds from the sale of Common Stock to IA's investment advisory clients. No single investment advisory client of IA owns more than 5% of the Common Stock.

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ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
  THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.
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ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.
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ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.
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ITEM 10. CERTIFICATION

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 2, 1996

                                       PROVIDENT INVESTMENT COUNSEL, INC.



                                       By:-------------------------------------
                                          Thad Brown
                                          Chief Financial Officer
                                          and Senior Vice-President


                    *SEE INSTRUCTION BEFORE FILING OUT!
                           Page 5 of 5 pages